Gastar Exploration Ltd.

1331 Lamar Street, Suite 1080

Houston, Texas 77002

January 3, 2006

Via FACSIMILE and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Attention:	H. Roger Schwall, Assistant Director

Ms. Mellissa Campbell Duru

Re:	Gastar Exploration Ltd. (the “Registrant”)

Registration Statement on Form S-1

File No. 333-127498

Ladies and Gentlemen:

In connection with our letter requesting acceleration dated on December 30, 2005, we acknowledge that the disclosure in the Registration Statement on Form S-1 is the responsibility of the Registrant. We represent to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff acting pursuant to delegated authority declare the filing effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement, and we represent that we will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further acknowledge that the action of the Commission or the staff acting pursuant to delegated authority in declaring the Registration Statement effective does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.

You may contact our counsel at Vinson & Elkins, Mark Kelly (713-758-4592) or Jim Prince (713-758-3710), if you have further comments or questions.

Very truly yours,

/s/ J. Russell Porter

J. Russell Porter

President and Chief Executive Officer